SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of FY2011 Business Report

On March 30, 2012, Shinhan Financial Group (“SFG”) filed its FY2011 Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with International Financial Reporting Standards.

Exhibit 99-1

Independent Accountant’s Audit Report (Separate Financial Statements) of Shinhan Financial Group as of December 31, 2011

Exhibit 99-2

Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2011

1. Introduction of the Group

Company History in 2009 through 2011

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

Principal Subsidiaries under Korean Law (as of December 31, 2011)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management 2)	100.0%
SHC Management	100.0%
Shinhan Savings Bank 3)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On November 2, 2011, Shinhan Private Equity renamed as “Shinhan Private Equity Investment Management” upon acquisition of Non-discretionary investment advisory license.
3)	On December 28, 2011, Shinhan Savings Bank became a direct subsidiary upon obtaining a savings bank license.

Indirect subsidiaries held through direct subsidiaries (as of December 31, 2011)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	99.8%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank 2)	100.0%

Shinhan Card	Shinhan-KT Mobile Card	50.0%

Shinhan Investment Corp.	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%

Shinhan Capital	PETRA PEF	23.8%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity Investment Management 1)	Shinhan NPS Private Equity Fund 1st	5.0	% 4)
	Shinhan Private Equity Fund II	2.2	% 5)

1)	On November 2, 2011, Shinhan Private Equity renamed as “Shinhan Private Equity Investment Management” upon acquisition of Non-discretionary investment advisory license.
2)	On November 28, 2011, upon 100% acquisition of Shinhan Vina Bank, Shinhan Bank Vietnam was merged with Shinhan Vina Bank.
3)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

Number of Shares (as of December 31, 2011)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares 1)	40,090,000
Redeemable Convertible Preferred Shares 1)	14,721,000

Total	529,010,587

1)	Upon the resolution of Board of Directors on December 15, 2011,Shinhan Financial Group redeemed Series 10 redeemable preferred shares (28,990,000 shares) and Series 11 redeemable convertible preferred shares (14,721,000) on January 25, 2012.

2. Business Results

Operation Results

	(KRW billion)
	2011 (Jan. 1 ~ Dec. 31)	2010 (Jan. 1 ~ Dec. 31)
Operating income	4,134.8	3,414.5
Equity in income(loss) of associates	57.8	15.3
Earnings before income tax	4,192.6	3,429.8
Income taxes	919.9	570.4

Consolidated net income	3,272.6	2,859.4
Net income in majority interest	3,100.0	2,684.6
Net income in minority interest	172.6	174.8

F	Some of the totals may not sum due to rounding

Dividend Payout

•	The Annual General Meeting of Shinhan Financial Group, held on March 29, 2012, approved cash dividend payment for the fiscal year of 2011 as follows:

*	Total Dividend Amount: KRW 629,507,710,945

1)	Dividend Amount for Common Stocks: KRW 355,649,690,250

2)	Dividend Amount for Preferred Stocks: KRW 273,858,020,695

Source and Use of Funds

Source of Funds

		2011				2010
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
Consolidated Basis (KRW billion, %)		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	1,562,805	55.28	4,181.0	2.68	1,496,533	56.11	3,935.6	2.63
	Borrowings	140,374	4.97	259.2	1.85	124,034	4.65	250.4	2.02
	Debentures	400,172	14.16	1,942.9	4.86	403,563	15.13	2,041.2	5.06
	Other Liabilities	441,746	15.63	—	—	384,462	14.41	—	—
	Total Liabilities	2,545,097	90.03	—	—	2,408,592	90.30	—	—
	Stockholder’s Equity	281,846	9.97	—	—	258,724	9.70	—	—
	Total Liabilities & SE	2,826,943	100.00	—	—	2,667,316	100.00	—	—

Use	Currency & Due from Banks	14,396.1	5.09	248.6	1.73	14,457.1	5.42	168.5	1.17
	Loans	186,828.2	66.09	11,265.3	6.03	174,360.4	65.37	10,561.5	6.06
	Loans in KRW	143,097.0	50.62	8,281.2	5.79	135,645.6	50.85	7,632.4	5.63
	Loans in Foreign Currency	9,510.8	3.36	379.1	3.99	8,940.8	3.35	377.3	4.22
	Credit Card Accounts	17,740.2	6.28	1,887.5	10.64	16,278.4	6.10	1,794.8	11.03
	Others	16,480.2	5.83	717.5	4.35	13,495.8	5.06	756.9	5.61
	AFS Financial Assets	25,588.5	9.05	1,025.9	4.01	22,045.7	8.27	953.6	4.33
	HTM Financial Assets	12,307.7	4.35	642.9	5.22	12,899.1	4.84	687.4	5.33
	Other Assets	43,573.8	15.41	—	—	42,969.3	16.11	—	—
	Total Assets	282,694.3	100.00	—	—	266,731.6	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

	(KRW billion)
	Dec. 31, 2011	Dec. 31, 2010
Aggregate Amount of quity Capital (A)	22,315.4	23.369.7
Risk-Weighted Assets (B)	195,579.4	188,785.7
BIS Ratio (A/B) 1)	11.41%	12.38%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I. is used as an index for measuring capital adequacy.
2)	BIS ratio for Dec. 31, 2010 based on Korean GAAP is 12.77%

Capital Adequacy Ratios (Subsidiaries)

		(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2011	Dec. 31, 2010
Shinhan Bank 1)	BIS Capital Adequacy Ratio	15.26	15.47
Jeju Bank 1)	BIS Capital Adequacy Ratio	13.27	13.40
Shinhan Card 1)	Adjusted Equity Capital Ratio	24.84	25.18
Shinhan Investment Corp. 2)	Net Capital Ratio	700.78	658.31
Shinhan Life Insurance 2)	Solvency Margin Ratio	324.02	397.93
Shinhan BNPP AM 2)	Net Capital Ratio	599.73	708.31
Shinhan Capital 2)	Adjusted Equity Capital Ratio	14.90	14.23

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
•	Basel II FIRB Approach was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios
•	Basel II TSA Approach was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios
•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.
•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation & Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.
•	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
1)	Capital adequacy ratios for Dec. 31, 2010 based on K-GAAP: Shinhan Bank: 15.93%, Jeju Bank: 14.18%, Shinhan Card: 24.99%
2)	Capital adequacy ratios for Dec. 31, 2010 are based on K-GAAP

1) Liquidity Ratios

Won Liquidity Ratio

	(KRW billion, %)
Company	FY2011			FY2010
	Won Assets	Won Liabilities	Won Liquidity Ratio	Won Assets	Won Liabilities	Won Liquidity Ratio
Shinhan Financial Group	4,226	3,911	108.0	973	246	395.3
Shinhan Bank	56,610	46,635	121.4	54,646	45,787	119.3
Shinhan Card	15,417	3,418	451.1	13,161	3,450	381.5
Shinhan Investment Corp.	6,161	5,037	122.3	6,616	5,294	125.0
Shinhan Life Insurance	844	342	247.0	517	255	203.1
Shinhan Capital	519	148	350.8	759	295	257.2
Jeju Bank	982	686	143.1	899	619	145.3

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month, Other Subsidiaries: Due within 3 months
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

Foreign Currency Liquidity Ratio

	(KRW billion, %)
Company	FY2011			FY2010
	Foreign Currency Assets	Foreign Currency Liabilities	Foreign Currency Liquidity Ratio	Foreign Currency Assets	Foreign Currency Liabilities	Foreign Currency Liquidity Ratio
Shinhan Financial Group	—	—	—	—	—	—
Shinhan Bank	25,888	22,254	116.3	24,239	23,093	105.0
Shinhan Card	—	—		—	—
Shinhan Investment Corp.	23	24	99.0	12	10	111.5
Shinhan Life Insurance	—	—		—	—
Shinhan Capital	52	22	235.7	334	285	117.0
Jeju Bank	15	9	164.3	13	11	123.8

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

3) Asset Quality

Consolidated Basis

	(KRW billion, %)
	Dec. 31, 2011	Dec. 31, 2010	Changes
Total Loans	201,245.9	184,676.3	16,569.6
Substandard & Below	2,587.1	2,736.8	(149.7)
Substandard & Below Ratio	1.29%	1.48%	(0.19%p )
Non-Performing Loans	1,903.5	1,977.7	(74.3)
NPL Ratio	0.95%	1.07%	(0.12%p )
NPL Coverage Ratio	162.39	132.8	29.6%p
Loan Loss Allowance 1)	4,201.2	3,634.5	566.7
Substandard & Below	2,587.1	2,736.8	(149.7)

1)	Including reserve for credit losses

Separate Basis

	(KRW billion, %)
	Dec. 31, 2011			Dec. 31, 2010
	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—
Shinhan Bank	1.09	0.82	166.11	1.31	0.91	133.10
Shinhan Card	1.69	1.26	236.08	1.90	1.44	182.65
Shinhan Investment Corp.	16.97	16.92	71.46	12.29	12.29	82.41
Shinhan Life Insurance	0.45	0.23	280.64	0.62	1.48	226.89
Shinhan Capital	2.79	1.31	82.85	2.38	1.86	80.44
Jeju Bank	1.62	1.03	93.73	1.57	1.28	113.74

1)	Including reserve for credit losses

4) Write-Offs & Provision for Credit Losses

<Consolidated Basis>

Allowance for Loan Losses

	(KRW billion)
	FY2011	FY2010	Changes
Allowance for loan losses	2,729	2,993	(264)
Allowance for acceptances and guarantee	86	171	(85)
Allowance for unused loan commitments	445	463	(18)
Other allowance	339	226	113

Total	3,599	3,853	(254)

Write-Offs by Loan Types

	(KRW billion)
	FY2011	FY2010	Changes
Household Loans	70.5	86.4	(15.9)
Card Receivables	447.0	428.1	18.9
Corporate Loans and Others	864.6	770.2	94.4

Total	1,382.1	1,284.7	97.4

NPL Sales by Loan Types

	(KRW billion)
	FY2011	FY2010	Changes
Household Loans	34.8	89.0	(54.2)
Card Receivables	0.1	0.0	0.1
Corporate Loans and Others	641.0	493.8	147.2

Total	675.9	582.8	93.1

<Shinhan Bank>

Allowance for Loan Losses

	(KRW billion)
	FY2011	FY2010	Changes
Allowance for loan losses	1,580.9	1,803.8	(222.9)
Allowance for acceptances and guarantee	109.5	208.7	(99.3)
Allowance for unused loan commitments	85.2	85.8	(0.6)
Other allowance	256.2	155.4	100.9

Total	2,031.9	2,253.8	(221.9)

Write-Offs by Loan Types

	(KRW billion)
	FY2011	FY2010	Changes
Household Loans	63.9	78.1	(14.2)
Card Receivables	—	—	0.0
Corporate Loans and Others	747.9	695.0	52.9

Total	811.8	773.1	38.7

NPL Sales by Loan Types

	(KRW billion)
	FY2011	FY2010	Changes
Household Loans	79.1	86.6	(7.5)
Card Receivables	—	—	0
Corporate Loans and Others	608.1	458.3	149.8

Total	687.2	544.9	142.3

<Shinhan Card>

Allowance for Loan Losses

	(KRW billion)
	FY2011	FY2010	Changes
Allowance for loan losses	706.2	703.8	2.4
Allowance for acceptances and guarantee	0.0	0.0	0.0
Allowance for unused loan commitments	345.3	367.5	(22.2)
Other allowance	50.6	42.5	8.1

Total	1,102.1	1,113.8	(11.7)

Write-Offs by Loan Types

	(KRW billion)
	FY2011	FY2010	Changes
Household Loans	—	—	—
Card Receivables	446.5	427.4	19.1
Corporate Loans and Others	5.0	9.4	(4.4)

Total	451.5	436.8	14.7

NPL Sales by Loan Types

•	Not Applicable

4) Debt to Equity Ratios

Shinhan Financial Group

	(KRW billion)
Separate Basis	Dec. 31, 2011 1)	Dec. 31, 2010
Debt	11,413.4	6,907.6
Equity	19,430.8	20,753.0
Debt to Equity Ratio	58.74%	33.29%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

	(KRW billion)
As of Dec. 31, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0	0	8,029	0	0	8,029
Bank of Korea	780	0	4,836	0	0	5,616
Korea Deposit Insurance Corporation	1,982	0	2,067	0	0	4,049
Industrial Bank of Korea	537	88	2,906	0	0	3,530
Hyundai Heavy Industries Co., Ltd.	2	176	365	2,526	0	3,069
Korea Development Bank	17	0	2,257	0	0	2,274
Korea Land & Housing Corporation	0	0	2,059	0	0	2,059
Korea Finance Corporation	0	0	1,838	0	0	1,838
Hana Bank	13	15	1,393	0	0	1,421
Samsung Heavy Industries Co., LTd.	0	0	0	1,351	0	1,352
Hyundai Samho Heavy Industries Co., Ltd.	0	27	10	1,200	0	1,237
Woori Bank	59	88	1,036	6	0	1,188
Songdo Cosmopolitan City Development Inc.	975	0	211	0	0	1,186
Kookmin Bank	79	53	973	3	0	1,108
SH Corporation	190	0	896	0	0	1,086
National Agricultural Cooperative Federation	58	3	937	3	0	1,000
POSCO	11	37	899	45	0	992
Samsung Electronics	0	956	12	0	0	968
Export-Import Bank of Korea	0	0	892	0	0	892
KEPCO	2	0	864	9	0	875

Total	4,704	1,443	32,479	5,144	0	43,769

F	Some of the totals may not sum due to rounding

Exposure to Main Debtor Groups

	(KRW billion)
As of Dec. 31, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	102	257	429	4,286	0	5,074
Samsung	215	1,247	849	1,900	0	4,212
Hyundai Motors	1,216	1,342	680	457	0	3,695
SK	497	462	644	1,088	0	2,691
LG	1,441	328	239	154	0	2,162
POSCO	236	221	950	346	6	1,760
Lotte	556	97	500	180	1	1,334
GS	345	256	229	467	0	1,297
LS	256	327	112	271	0	968
Hanwha	379	197	81	109	0	767

Total	5,245	4,735	4,713	9,258	8	23,959

F	Some of the totals may not sum due to rounding

Loan Concentration by Industry

	(KRW billion)
As of Dec. 31, 2011 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	49,710	19.35%
Manufacturing	34,849	13.57%
Retail and wholesale	12,044	4.69%
Real Estate, leasing and service	19,147	7.45%
Construction	5,069	1.97%
Hotel and leisure	3,569	1.39%
Others	39,350	15.32%
Consumers	93,154	36.26%

Total	256,892	100.00%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

		(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	130	13
B	Construction	53	14
C	Construction	48	38
D	Real estate, leasing and service	47	14
E	Manufacturing	47	21
F	Construction	44	25
G	Construction	39	37
H	Finance and insurance	36	0
I	Real estate, leasing and service	35	2
J	Manufacturing	32	35
K	Construction	30	30
L	Real estate, leasing and service	30	20
M	Manufacturing	30	0
N	Retail and wholesale	27	14
O	Manufacturing	26	8
P	Manufacturing	25	25
Q	Manufacturing	25	0
R	Manufacturing	23	2
S	Real estate, leasing and service	23	9
T	Real estate, leasing and service	23	1

Total		770	309

1)	Consolidated basis as of Dec. 31, 2011
2)	Non-Performing Loans are defined as loans past due longer than 90 days.

F	Some of the totals may not sum due to rounding

3. Independent Auditor

Audit Opinion for the last 3 years

	FY 2011	FY 2010	FY 2009
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours

2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours

2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	Chairman of Shinhan Financial Group Board Steering Committee Chair Corporate Governance & CEO Recommendation Committee Chair	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 29, 2012.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	4 years starting from March 23, 2011

Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011

Kee Young Kim	October 1937	O	Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011

Seok Won Kim	April 1947	O	Audit Committee member Compensation Committee member	2 years starting from March 23, 2011

Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011

Jaekun Yoo	August 1941	O	Corporate & CEO Recommendation Committee member	2 years starting from March 23, 2011

Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee member	2 years starting from March 29, 2012

Ke Sop Yun	May 1945	O	Audit Committee Chair Board Steering Committee member	4 years starting from March 17, 2009

Jung Il Lee	August 1952	O	Board Steering Committee member	2 years starting from March 23, 2011

Haruki Hirakawa	November 1964	O	Compensation Committee member	2 years starting from March 23, 2011

Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	• Strategic Planning Team • Global Business Strategy Team • Shinhan FSB Research Institute

Sung Ho Wi	June 1958	Deputy President	• Wealth Management Planning Office

Se Il Oh	Sep. 1957	Deputy President	• Corporate & Investment Banking Planning Office

Jae-Gwang Soh	Aug. 1961	Executive Vice-President	• Synergy Management Team • Information & Technology Planning Team • Audit Team

Jung Kee Min	Mar. 1959	Executive Vice-President & Chief Financial Officer	• Finance Management Team • Investor Relations Team • Business Management Team

Dong Hwan Lee	Sept. 1959	Executive Vice-President	• Public Relations Team • CSR & Culture Management Team • General Affairs Team

Bo Hyuk Yim	Mar. 1961	Managing Director	• Risk Management Team

Woo Gyun Park	Mar. 1959	Managing Director	• Compliance Team

Stock Options

	(as of Feb. 29, 2012)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	1,819,332	251,300	549,699	28,006
Granted in 2006	3,206,173	698,967	480,300	2,026,906	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	2,518,299	1,122,309	4,222,239	—

Note	1) The weighted-average exercise price of outstanding exercisable options as of Feb 29, 2012 is KRW 42,743.

2) The closing price of our common stock was KRW 43,300 on Feb. 29, 2012.

Employees

	(As of Dec. 31, 2011)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in FY 2011 (KRW million)	Average Payment per person (KRW million)
Male	131	2 yrs 5 mths	13,946	107
Female	27	3 yrs 3 mths	1,503	56

Total	158	2 yrs 6 mths	15,449	98

5. Major Shareholders and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2011

Name	No. of Common Shares owned	Ownership%
National Pension Service	34,829,793	7.34%
BNP Paribas Group	30,106,276	6.35%

1)	Shareholders who own beneficial ownership of 5% or more.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2011)	Increase	Decrease	Ending Balance (Dec. 31, 2011)	Ownership% (Dec. 31, 2011)
17,005,029	2,592,940	2,623,724	16,974,245	3.58%

Common Share Traded on the Korea Exchange

		(KRW, number of shares)
		July 2011	Aug. 2011	Sep. 2011	Oct. 2011	Nov. 2011	Dec. 2011
Price per share	High	52,900	50,800	43,800	46,250	43,850	43,200
	Low	49,250	42,200	36,150	39,500	37,300	37,600
	Avg.	51,362	45,586	40,763	43,855	40,561	40,548
Trading Volume		35,896,858	44,919,359	35,264,287	36,745,227	33,721,051	23,231,994
Highest Daily Trading Volume		8,453,913	4,499,948	2,742,072	3,023,527	3,303,835	2,490,608
Lowest Daily Trading Volume		858,287	951,613	975,661	1,113,873	710,455	384,626

American Depositary Shares traded on the New York Stock Exchange

		(USD, number of shares)
		July 2011	Aug. 2011	Sep. 2011	Oct. 2011	Nov. 2011	Dec. 2011
Price per share	High	101.33	95.66	81.70	84.00	78.85	76.16
	Low	92.04	77.32	61.77	64.00	65.66	62.92
	Avg.	96.86	83.97	71.44	75.45	72.15	70.10
Trading Volume		934,142	1,563,192	1,155,501	1,214,393	817,985	751,682
Highest Daily Trading Volume		94,089	139,207	137,235	142,754	75,178	122,342
Lowest Daily Trading Volume		22,815	21,376	19,585	15,943	15,244	17,589

*	1ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries

	(As of Dec. 31, 2011, KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2011)	Decrease	Increase	Ending Balance (Dec. 31, 2011)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	0	0	100

Shinhan Card	Loans in KRW	2007-11-27	2012-11-27	6.41%	100	100	0	0
	Loans in KRW	2007-12-18	2012-12-18	6.86%	50	50	0	0
	Loans in KRW	2008-02-21	2011-02-21	5.66%	150	150	0	0
	Loans in KRW	2008-03-12	2011-03-12	5.84%	200	200	0	0
	Loans in KRW	2008-06-27	2011-06-27	6.53%	200	200	0	0
	Loans in KRW	2008-07-31	2011-07-31	6.90%	100	100	0	0
	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	0	0	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	0	0	100	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	0	0	250	250
	Loans in KRW	2011-05-17	2016-05-17	4.47%	0	0	100	100

Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.99%	50	50	0	0
	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	0	0	50
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	0	0	50
	Loans in KRW	2008-01-23	2011-01-23	6.60%	50	50	0	0
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	0	0	50
	Loans in KRW	2008-03-12	2011-03-12	5.84%	50	50	0	0
	Loans in KRW	2008-07-31	2011-07-31	6.90%	50	50	0	0
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	0	0	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	0	0	50	50
	Loans in KRW	2011-04-29	2016-04-29	4.65%	0	0	100	100
	Loans in KRW	2011-05-17	2016-05-17	4.47%	0	0	50	50

Shinhan PE	Loans in KRW	2010-08-13	2011-08-12	3.64%	5	5	0	0
	Loans in KRW	2011-08-12	2012-08-10	4.09%	0	0	5	5

Total	—	—	—	—	1,455	1,005	655	1,105

Exhibit 99-1

Independent Accountant’s Audit Report (Separate Financial Statements) of Shinhan Financial Group as of December 31, 2011

Exhibit 99-2

Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: March 30, 2012